N-SAR EXHIBIT 77E


Pending Litigation. During 2009, a number of lawsuits have been filed in federal courts against the Manager, the Distributor, and certain funds in the Oppenheimer family of funds (the "Defendant Funds") advised by the Manager and distributed by the Distributor (but not against the Fund). The lawsuits naming the Defendant Funds also name certain officers, trustees and former trustees of the respective Defendant Funds. The plaintiffs seek class action status on behalf of purchasers of shares of the respective Defendant Fund during a particular time period. The lawsuits against the Defendant Funds raise claims under federal securities laws alleging that, among other things, the disclosure documents of the respective Defendant Fund contained misrepresentations and omissions, that such Defendant Fund's investment policies were not followed, and that such Defendant Fund and the other defendants violated federal securities laws and regulations. The plaintiffs seek unspecified damages, equitable relief and an award of attorneys' fees and litigation expenses. Additionally, a lawsuit has been brought in state court against the Manager, the Distributor and another subsidiary of the Manager (but not against the Fund), on behalf of the Oregon College Savings Plan Trust, and other lawsuits have been brought in state court against the Manager and that subsidiary (but not against the Fund), on behalf of the New Mexico Education Plan Trust. All of these lawsuits allege breach of contract, breach of fiduciary duty, negligence and violation of state securities laws, and seek compensatory damages, equitable relief and an award of attorneys' fees and litigation expenses. An agreement in principal has been reached to settle the lawsuit on behalf of the Oregon Savings Plan Trust.

         Other lawsuits have been filed in 2008 and 2009 in state and federal courts, by investors who made investments through an affiliate of the Manager, against the Manager and certain of its affiliates. Those lawsuits relate to the alleged investment fraud perpetrated by Bernard Madoff and his firm ("Madoff") and allege a variety of claims including breach of fiduciary duty, fraud, negligent misrepresentation, unjust enrichment, and violation of federal and state securities laws and regulations, among others. They seek unspecified damages, equitable relief, and an award of attorneys' fees and litigation expenses. None of the suits have named the Distributor, any of the Oppenheimer mutual funds or any of their independent Trustees or Directors. None of the Oppenheimer funds invested in any funds or accounts managed by Madoff.

         The Manager believes that the lawsuits described above are without legal merit and intends to defend them vigorously. The Defendant Funds' Boards of Trustees have also engaged counsel to defend the suits vigorously on behalf of those Funds, their boards and the individual Trustees named in those suits. The Manager believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it and that no estimate can be made with any degree of certainty as to the amount or range of any potential loss. The Manager also believes that these suits should not impair the ability of the Manager or the Distributor to perform their respective duties to the Fund, and that the outcome of all the suits together should not have any material effect on the operations of any of the Oppenheimer Funds.